

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

June 5, 2008

Deirdre Stanley
Executive Vice President and General Counsel
Thomson Reuters
3 Times Square
New York, NY 10036

> **Re: Thomson Reuters PLC**
> **Registration Statement on Form F-3**
> **Filed May 29, 2008**
> **File No. 333-151267**

Dear Ms. Stanley:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II

Exhibit 5.1

1. In the listing of documents and searches counsel examined for purposes of the opinion, please delete item (d). We view this statement as a legal conclusion that should be opined upon by legal counsel. We also note that counsel has examined a signed copy of the Deed of Guarantee as noted in item (a) and a certified copy of the memorandum and articles of association as noted in item (b) in rendering its opinion. Alternatively, please explain how a certificate of the company confirming that the entry into and performance of the Deed of Guarantee will not contravene

any limit contained in its memorandum and articles of association is a factual and
not legal conclusion.

2. In the listing of assumptions made by counsel in giving the opinion, please delete
   assumption (e). We view this statement as assuming corporate authority which is a
   legal conclusion that should be opined upon by legal counsel. We also note that
   counsel has examined a certified copy of the minutes as noted in item (c) under the
   documents and searches list in rendering its opinion. Alternatively, please explain
   how this assumption is a factual and not a legal conclusion.

3. In the listing of assumptions made by counsel in giving the opinion, please delete
   assumption (g). We view this statement as a legal conclusion that should be opined
   upon by legal counsel. We also note that counsel has examined a signed copy of
   the Deed of Guarantee as noted in item (a) under the documents and searches list
   and a certified copy of the minutes as noted in item (c) under the documents and
   searches list in rendering its opinion. Alternatively, please explain how this
   assumption is a factual and not a legal conclusion.

4. Please delete the following language in the second to last paragraph of the opinion:
   "is given solely for the benefit of those to whom it is addressed and its legal
   advisers and may not be passed on to, or relied upon by, any other person for any
   purpose nor may you give copies of this opinion to others without our prior written
   permission." Purchasers of the debt securities pursuant to this registration
   statement need to be able to rely upon this legal opinion.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require for
an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the time
of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Julie Bell at (202) 551-3574. If you need further assistance, you may contact me at (202) 551-3412.

Regards,

Amanda McManus
Branch Chief

cc: Andrew J. Beck, Esq.
        Torys LLP
        Fax: (212) 682-0200